UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Xsovt Brands, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

984162 107
(CUSIP Number)

Avi Koschitzki
18-B Neal Court
Oceanside, NY 11572
(516) 740-2929
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 984162 107

(1)	Name of Reporting Person Avi Koschitzki

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 14,668,039 (1)

	(8)	Shared Voting Power

	(9)	Sole Dispositive Power 14,668,039 (1)

	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,011,801 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

(13)	Percent of Class Represented by Amount in Row (11) 98.2%(1)

(14)	Type of Reporting Person IN

(1)
All numbers related to shares of common stock reflect amounts on a post one-for-twelve reverse split basis, which will be effective February 7, 2011.  Based on 19,344,667 shares of common stock outstanding.  Shares over which Avi Koschitzki has voting and dispositive control include: (i) 10,334,277 shares of common stock owned by Avi Koschitzki and (ii) 4,333,762 shares of common stock owned by The Koschitzki Children’s Trust, of which Avi Koschitzki is the sole trustee.  Beneficial ownership includes such shares of common stock plus 4,333,762 shares of common stock owned by Brenda Koschitzki.  Does not include 3,500 shares of the Company’s Series B Convertible Preferred Stock held by The Avi Koschitzki 2010 Trust, which has the voting power (which votes together with the common stock as a single class) equal to 52.5% of the outstanding common stock.  The Series B Convertible Stock is not convertible until the Company achieves certain operational milestones.  When such milestones are met, the Series B Convertible Stock is convertible into 35% of the outstanding shares of common stock at the time of conversion.

CUSIP No. 984162 107

(1)	Name of Reporting Person Brenda Koschitzki

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,333,762

	(8)	Shared Voting Power

	(9)	Sole Dispositive Power 4,333,762

	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,001,801 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 98.2%(1)

(14)	Type of Reporting Person IN

(1)
All numbers related to shares of common stock reflect amounts on a post one-for-twelve reverse split basis, which will be effective February 7, 2011.  Based on 19,344,667 shares of common stock outstanding.  Includes 4,333,762 shares of common stock over which Brenda Koschitzki has voting and dispositive control.  Beneficial ownership includes such shares of common stock plus (i) 10,334,277 shares of common stock owned by Avi Koschitzki and (ii) 4,333,762 shares of common stock owned by The Koschitzki Children’s Trust, of which Avi Koschitzki is the sole trustee.  Does not include 3,500 shares of the Company’s Series B Convertible Preferred Stock held by The Avi Koschitzki 2010 Trust, which has the voting power (which votes together with the common stock as a single class) equal to 52.5% of the outstanding common stock.  The Series B Convertible Stock is not convertible until the Company achieves certain operational milestones.  When such milestones are met, the Series B Convertible Stock is convertible into 35% of the outstanding shares of common stock at the time of conversion.

CUSIP No. 984162 107

(1)	Name of Reporting Person The Koschitzki Children’s Trust

(2)	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,333,762

	(8)	Shared Voting Power

	(9)	Sole Dispositive Power 4,333,762

	(10)	Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,333,762 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

(13)	Percent of Class Represented by Amount in Row (11) 22.4%(1)

(14)	Type of Reporting Person OO

(1)
All numbers related to shares of common stock reflect amounts on a post one-for-twelve reverse split basis, which will be effective February 7, 2011.  Based on 19,344,667 shares of common stock outstanding.  Avi Koschitzki is the sole trustee of The Koschitzki Children’s Trust.

Item 1.       Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common stock of Xsovt Brands, Inc., a Nevada corporation f/k/a RxBids (the “Company”).  The principal executive office of the Company is located at 18-B Neal Court, Oceanside, NY 89169.

Item 2.       Identity and Background

This Schedule13D is filed on behalf of Avi Koschitzki, Brenda Koschitzki and The Koschitzki Children’s Trust (the “Reporting Persons”).

The business address of the Reporting Persons is 18-B Neal Court, Oceanside, NY 89169.

Avi Koschitzki is the President, Chief Executive Officer, Secretary and director of the Company.  Brenda Koschitzki’s is currently employed as a nurse.  Avi Koschitzki is the sole trustee of the The Koschitzki Children’s Trust.

The Reporting Persons have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

The Reporting Persons have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Avi Koschitzki and Brenda Koschitzki are citizens of the United States.

Item 3.       Source and Amount of Funds or Other Consideration

The source of funds used in the acquisition of the Issuer’s securities is personal funds or assets of the Reporting Persons.

Item 4.       Purpose of Transaction

The Reporting Persons acquired the subject securities as part of an integrated transaction whereby, on January 26, 2011: (i) Avi Koschitzki acquired 2,680,000 shares of common stock (or 223,334 shares after giving effect to a one-for-twelve reverse split of the Company’s common stock which will be effective February 7, 2011 (the “Split”)) from certain selling shareholders of the Company and (ii) the Company acquired Xsovt, LLC, a New York limited liability company (“Xsovt”) from the Reporting Persons.  As a result of the consummation of such transaction, the Reporting Person acquired control of the Company.

Item 5.       Interest in Securities of the Issuer

(a)           Avi Koschitzki, Brenda Koschitzki (husband and wife) and The Koschitzki 2010 Trust directly owns 10,334,277, 4,333,762 and 4,333,762 shares of the Company’s common stock on a post-Split basis, respectively.   Therefore, Avi Koschitzki and Brenda Koschitzki may be deemed to beneficially own and have voting and dispositive power over 19,001,801 shares of the Company’s common stock, which represents approximately 98.2% of the outstanding shares of the Company’s common stock.  This does not include 3,500 shares of the Company’s Series B Convertible Preferred Stock, which has the voting power (which votes together with the common stock as a single class) equal to 52.5% of the outstanding common stock.  The Series B Convertible Stock is not convertible until the Company achieves certain operational milestones.  When such milestones are met, the Series B Convertible Stock is convertible into 35% of the outstanding shares of common stock at the time of conversion.

(b)           On January 26, 2011 (the “Effective Date”), the Avi Koschitzki entered into that certain Securities Purchase Agreement (the “SPA”) with the Company, the sellers signatory thereto (the “Sellers”), and Jenson Services, Inc., pursuant to which the Avi Koschitzki acquired 2,680,000 shares of common stock (on a pre-Split basis, or 223,334 shares on a post-Split basis) for $350,000 in cash, $250,000 of which was paid on the Effective Date, $50,000 of which is to be paid no later than 45 days following the Effective Date and $50,000 of which is to be paid no later than 90 days following the Effective Date.

Further, pursuant to a Securities Exchange Agreement, dated as of the Effective Date, the Reporting Persons acquired an aggregate of: (i) 3,500 shares of the newly designated Series B Convertible Preferred Stock of the Company, (ii) 19,128,467 shares of common stock, which shares of common stock will be issued effective as of the Effective Date but following the consummation of the Split and (iii) $350,000 in cash, $250,000 of which was paid on the Effective Date, $50,000 of which is to be paid no later than 45 days following the Effective Date and $50,000 of which is to be paid no later than 90 days following the Effective Date, in exchange for 100% of the membership interests in Xsovt.

(c)           N/A

(d)           N/A

 Item 6.     Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

Incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011.

Item 7.      Material to be Filed as Exhibits

Exhibit 2.1 -  Securities Purchase Agreement, dated January 26, 2011, by and among the Company, Avi Koschitzki, the sellers signatory thereto and Jenson Services, Inc.

Exhibit 10.1 - Securities Exchange Agreement, dated as of January 26, 2011, by and among Avi Koschitzki, Brenda Koschitzki, The Avi Koschitzki 2010 Trust, The Koschitzki Children’s Trust and the Company

The exhibits above are incorporated by reference to the Company’s Current Report on Form 8-K filed with the SEC on February 1, 2011

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Avi Koschitzki
February 7, 2011	Avi Koschitzki

February 7, 2011	/s/ Brenda Koschitzki
Brenda Koschitzki

The Koschitzki Children’s Trust

February 7, 2011	By:	/s/ Avi Koschitzki
Name: Avi Koschitzki
Title: Trustee